FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to close acquisition of Lehman Brothers’ Europe and Middle East investment banking and equities businesses on October 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 7, 2008	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura to close acquisition of Lehman Brothers’ Europe and Middle East investment banking and equities businesses on October 13

London, 6 October 2008—Nomura, the pre-eminent Asia-based investment bank, today announced that the conditions to closing the acquisition of Lehman Brothers’ investment banking and equities businesses in Europe and the Middle East had been met. The deal will become legally effective on Monday, 13 October.

The transaction represents a significant step for Nomura in its strategy to accelerate growth across international markets and follows the company’s acquisition of Lehman Brothers’ Asian franchise last week.

Nomura also announced that the vast majority of the top bankers from the businesses acquired in Europe and the Middle East have accepted positions with Nomura. Lehman Brothers’ equities and investment banking businesses in Europe and the Middle East employed around 2500 staff, of whom a significant proportion are expected to be retained.

“This transaction, achieved in a very short period of time, is transformational for Nomura. We’ve moved with speed to bring it to a close so that business can be resumed without delay,” said Sadeq Sayeed, Chief Executive of the acquired businesses in Europe and the Middle East.

“By securing the support of all the staff who have agreed to join, we have generated significant momentum in our efforts to get the businesses up and running under the Nomura name. We look forward to working alongside them to build a world class business.”

Ends

For further information please contact:

Name	Company	Telephone
Nichola Scola	Nomura International	+ 44 (0) 20 7521 2480

Notes to editors:

Nomura

Nomura is a leading financial services group and the pre-eminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.